Earnings Release November 13, 2024

Exhibit 99.3
James Hardie Achieves Second Quarter Guidance
Updates FY25 Expectations, Plans for Growth in FY26

Q2 FY25 GAAP Operating Income of $152 million
Q2 FY25 Adjusted EBITDA of $263 million and Adjusted EBITDA Margin of 27.4%
Average Net Sales Price Growth Across All Regions
Expects FY25 North America Volume of At Least 2.95bn Standard Feet and EBIT Margin of At Least 29.3%

Plans for FY26 North America Sales Growth and EBITDA Margin Expansion

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced results for its second quarter ending September 30, 2024. Speaking to the results, Aaron Erter, CEO said, “We again delivered on our commitments in the second quarter, and our first half results demonstrate that we are managing decisively as we continue to scale the organization and invest to profitably grow our business. Our teams are focused on safely delivering the highest quality products, solutions and services to our customers, and we are executing on our strategy to outperform our end-markets.”

Mr. Erter continued, “I am incredibly proud of our teams for delivering well over half a billion dollars of Adjusted EBITDA in the first half of the year, down just low single digits from our record performance in the prior year. Our performance is a clear demonstration of the inherent strength of our value proposition and the underlying momentum in our strategy.”

Rachel Wilson, CFO said, “Our strong margins underpin our cash flow, and we continue to fund our capital priorities principally with cash generated by our operations. As our markets recover, we will accelerate our outperformance and invest in organic growth. We will diligently allocate capital by following our framework, which we believe produces the best long-term shareholder returns.”
Second Quarter Highlights
•Net Sales of $961 million, down (4%)
•GAAP Operating income of $152 million; GAAP Operating margin of 15.9%; GAAP Net income of $83 million; and GAAP Diluted EPS of $0.19
•Adjusted EBITDA of $263 million, down (8%) with Adjusted EBITDA margin of 27.4%, down (120bps)
•Adjusted Net Income of $157 million, down (12%)
•Adjusted Diluted EPS of $0.36, down (11%)

Earnings Release: James Hardie - Second Quarter Ended September 30, 2024	1

Earnings Release November 13, 2024

Segment Business Update and Results
North America Fiber Cement
In North America, the Company is outperforming its end markets through a superior value proposition and driving leading margins despite raw material headwinds. Supportive housing fundamentals and significant material conversion opportunity drive the team's focus on preparing for market recovery. The Company is investing across the value chain and growing its contractor base to capture the repair & remodel opportunity. Similarly, in new construction, efforts to deepen exclusivity and increase trim attachment rates support growth and share gain with large homebuilders. Net sales decreased (5%) primarily driven by lower volumes of (7%) due to market weakness, partially offset by a higher average net sales price resulting from our January 2024 price increase. Volumes of exterior and interior products each declined high single-digits. EBIT margin decreased (270bps) to 29.0%, toward the high end of our guidance, as the benefits of a higher average net sales price and savings from HOS initiatives partially mitigated higher pulp and cement costs as well as unfavorable production cost absorption due to lower volumes. Startup costs were also higher in the quarter, related to our Prattville and Westfield facilities. Excluding depreciation and amortization expense, which rose +14% to $38 million, EBITDA declined (10%) to $240 million with EBITDA margin of 34.5%, a decrease of (170bps) attributable to the above drivers of EBIT margin, excluding the increase in depreciation.

Asia Pacific Fiber Cement
In Australia and New Zealand, the Company is driving share gains and is encouraged by modest recovery in core products. Overall market demand remains challenged, and the Asia Pacific team is focused on finding further efficiencies and driving HOS savings to underpin the segment's consistent profitability. Additionally, the Company is successfully executing plans related to its August decision to cease manufacturing and wind-down commercial operations in the Philippines, enabling greater focus on markets where we have the right to win. Net sales decreased (2%) in Australian dollars, due to lower volumes of (10%) offset by a higher average net sales price of +10%. The decline in volumes was primarily attributable to the Philippines decision, partially offset by higher volumes in Australia & New Zealand. Favorable geographic mix and, to a lesser extent, the impact of price increases drove the higher average net sales price. Adjusted EBIT margin rose +310bps to 33.3%, due to favorable geographic mix. Excluding depreciation and amortization expense, which increased +12% to $5 million, Adjusted EBITDA grew +11% to $54 million with Adjusted EBITDA margin of 36.5%, an increase of +350bps attributable to the above drivers of Adjusted EBIT margin, excluding the increase in depreciation.

Europe Building Products
Markets across Europe remain challenged, particularly in Germany where improvement is anticipated to be more gradual, while in the UK, the Company is well-positioned to capture potential improvement in residential construction. Growth in high-value products remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. Net sales declined (1%) in Euros, including a (3%) impact related to a favorable customer rebate true-up in the prior year. Average net sales price rose +4%, driven by a recent price increase. EBIT margin decreased (320bps) to 7.5%, although profitability was relatively unchanged, excluding the unfavorable comparison created by the prior year customer rebate true-up. Excluding depreciation and amortization expense, which rose +17% to $8 million, EBITDA declined (12%) to $17 million with EBITDA margin of 14.5%, a (220bps) decrease similarly explained by the customer rebate true-up impact.

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Earnings Release November 13, 2024

Market Outlook and Guidance, Planning Assumptions and Long-Term Aspirations
Full Year FY25 Market Outlook and Guidance

Speaking to the Company's market outlook, Mr. Erter said, “I am proud of the resilience our teams showed in delivering our first half results amidst the challenging demand environment. Our teams continue to find opportunities to be more efficient as we prioritize our investments in scale and future growth. We are encouraged by the prospect of improvements in consumer sentiment and homeowner affordability as borrowing costs normalize, however within our current fiscal year we continue to expect the North American market for exterior products to be down low to mid-single digits.”

Ms. Wilson added with respect to financial guidance, “Despite greater market headwinds than we anticipated in our original outlook, we remain well-positioned to deliver volumes within our original guidance range. Our Hardie Operating System initiatives, together with efforts to rationalize and prioritize expenses enable us to achieve even better profitability than we initially anticipated. We are therefore reaffirming the low end of our volume guidance range and raising the low end of both our North America EBIT Margin and Adjusted Net Income ranges.”

•North America Volumes: At least 2.95 billion standard feet (prev. 2.95 to 3.15 billion standard feet)
•North America EBIT Margin: At least 29.3% (prev. 29% to 31%)
•Adjusted Net Income: At least $635 million (prev. $630 million to $700 million1)
•Capital Expenditures: $420 million to $440 million (prev. $500 million to 550 million2)
1) Original guidance for Adjusted Net Income included a full year of revenue and profit contribution from our Philippines business, while updated guidance incorporates our August decision to cease manufacturing and wind-down commercial operations.
2) Reflects our updated expectation of the timing of capital expenditures related to capacity expansion within our Prattville facility.

Full Year FY26 Planning Assumptions and Long-Term Aspirations

Mr. Erter continued, “Thanks to the hard work of our teams, and our decision to boldly continue investing through the softer environment, we are set up to sustain our leading position in the industry and accelerate our outperformance as markets recover. We are planning for recovery and growth in both repair & remodel and new construction. Our teams continuously evolve our plans to deliver sustained market outperformance and capture the value that our products demand in the marketplace. While it is too early to quantify our expected results for FY26, in our North America segment we are planning for growth in Net Sales and EBITDA, with EBITDA margin expansion. On a consolidated basis we are also planning for Adjusted EBITDA growth.”

In reiterating the Company’s long-term aspirations, Mr. Erter said, “Our ability to expand the reach of our products through capitalizing on underlying market growth and the material conversion opportunity, coupled with gaining share through our superior value proposition across the value chain allows us to aspire to double-digit North America revenue growth over the long-term. We are a profitable growth company, aligned as an organization around sustaining our strong returns on capital and generating attractive returns to shareholders.”

Our long-term aspirations are as follows:
•North America EBITDA Margin: 500bps+ Expansion (vs. FY24)
•North America EBITDA: 3x Growth (vs. FY24)

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Earnings Release November 13, 2024

Cash Flow and Capital Allocation
Operating cash flow totaled $364 million during the first half of FY25, driven by $499 million of net income, adjusted for non-cash items, partially offset by higher working capital and impacts from the timing of income tax payments. Capital expenditures were $225 million, including $104 million related to capacity expansion.

The Company repurchased 2.1 million shares of its common stock in the quarter at an average price of $35.84 per share for a total of $75 million, which completed the previously announced $300 million program. In November, the Company's Board of Directors authorized a new share repurchase program of $300 million to replace the completed program.

Earnings Release: James Hardie - Second Quarter Ended September 30, 2024	4

Earnings Release November 13, 2024

Key Financial Information

	Q2 FY25	Q2 FY24	Change	Q2 FY25	Q2 FY24	Change

Group	(US$ millions)
Net Sales	960.8	998.8	(4)%
EBIT	152.3	223.4	(32%)
Adjusted EBIT	211.0	240.0	(12%)
EBIT Margin (%)	15.9	22.4	(6.5 pts)
Adjusted EBIT Margin (%)	22.0	24.0	(2.0 pts)
Adjusted EBITDA	262.9	285.5	(8%)
Adjusted EBITDA Margin (%)	27.4	28.6	(1.2 pts)
Net Income	83.4	151.7	(45%)
Adjusted Net Income	157.0	178.9	(12%)
Diluted EPS - US$ per share	0.19	0.34	(44%)
Adjusted Diluted EPS - US$ per share	0.36	0.41	(11%)

North America Fiber Cement	(US$ millions)
Net Sales	695.8	734.4	(5%)
EBIT	201.9	232.7	(13%)
EBIT Margin (%)	29.0	31.7	(2.7 pts)
EBITDA	240.1	266.1	(10%)
EBITDA Margin (%)	34.5	36.2	(1.7 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	148.4	147.4	1%	221.5	225.1	(2%)
EBIT	(8.0)	44.4	(118%)	(11.0)	67.9	(116%)
Adjusted EBIT	49.3	44.4	11%	73.7	67.9	9%
EBIT Margin (%)	(5.0)	30.2	(35.2 pts)	(5.0)	30.2	(35.2 pts)
Adjusted EBIT Margin (%)	33.3	30.2	3.1 pts	33.3	30.2	3.1 pts
Adjusted EBITDA	54.0	48.6	11%	80.8	74.3	9%
Adjusted EBITDA Margin (%)	36.5	33.0	3.5 pts	36.5	33.0	3.5 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	116.6	117.0	—%	106.1	107.5	(1%)
EBIT	8.9	12.5	(29%)	8.0	11.5	(30%)
EBIT Margin (%)	7.5	10.7	(3.2 pts)	7.5	10.7	(3.2 pts)
EBITDA	17.0	19.4	(12%)	15.4	17.9	(14%)
EBITDA Margin (%)	14.5	16.7	(2.2 pts)	14.5	16.7	(2.2 pts)

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Earnings Release November 13, 2024

	6 Months FY25	6 Months FY24	Change	6 Months FY25	6 Months FY24	Change

Group	(US$ millions)
Net Sales	1,952.7	1,953.1	—%
EBIT	387.7	457.3	(15%)
Adjusted EBIT	447.0	474.2	(6%)
EBIT Margin (%)	19.9	23.4	(3.5 pts)
Adjusted EBIT Margin (%)	22.9	24.3	(1.4 pts)
Adjusted EBITDA	548.7	564.6	(3%)
Adjusted EBITDA Margin (%)	28.1	28.9	(0.8 pts)
Net Income	238.7	309.5	(23%)
Adjusted Net Income	334.6	353.4	(5%)
Diluted EPS - US$ per share	0.55	0.70	(21%)
Adjusted Diluted EPS - US$ per share	0.77	0.80	(4%)
Operating Cash Flow	364.3	459.1	(21%)

North America Fiber Cement	(US$ millions)
Net Sales	1,425.1	1,429.2	—%
EBIT	429.2	450.3	(5%)
EBIT Margin (%)	30.1	31.5	(1.4 pts)
EBITDA	503.5	516.4	(2%)
EBITDA Margin (%)	35.3	36.1	(0.8 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	283.7	287.5	(1%)	426.8	434.8	(2%)
EBIT	33.2	90.9	(63%)	51.5	137.4	(63%)
Adjusted EBIT	90.5	90.9	—%	136.2	137.4	(1%)
EBIT Margin (%)	12.1	31.6	(19.5 pts)	12.1	31.6	(19.5 pts)
Adjusted EBIT Margin (%)	31.9	31.6	0.3 pts	31.9	31.6	0.3 pts
Adjusted EBITDA	100.0	99.2	1%	150.5	149.9	—%
Adjusted EBITDA Margin (%)	35.3	34.5	0.8 pts	35.3	34.5	0.8 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	243.9	236.4	3%	224.3	217.2	3%
EBIT	21.1	24.3	(13%)	19.4	22.3	(13%)
EBIT Margin (%)	8.6	10.3	(1.7 pts)	8.6	10.3	(1.7 pts)
EBITDA	36.7	38.2	(4%)	33.7	35.1	(4%)
EBITDA Margin (%)	15.0	16.2	(1.2 pts)	15.0	16.2	(1.2 pts)

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Earnings Release November 13, 2024

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the second quarter ended September 30, 2024 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Wednesday, November 13, 2024 at 9:00am AEDT (Tuesday, November 12, 2024 at 5:00pm EST). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

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Earnings Release November 13, 2024

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Earnings Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the second quarter ended September 30, 2024.
In addition, this Earnings Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. The Company prepares its condensed consolidated financial statements under GAAP. The equivalent GAAP financial statement line item description for EBIT used in its condensed consolidated financial statements is Operating income (loss). The Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Earnings Release to the equivalent GAAP financial measure used in the Company's condensed consolidated financial statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Earnings Presentation for the second quarter ended September 30, 2024.
This Earnings Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This earnings release has been authorized by the James Hardie Board of Directors.

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